UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check one):    |X|Form 10-K |_| Form 20-F |_| Form 11-K |_|Form 10-Q
                |_|Form 10-I |_| Form NSAR |_| Form N-CSR

                For Period Ended: May 31, 2009
                                  ------------
                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 -------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SPONGETECH DELIVERY SYSTEMS, INC.
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Full Name of Registrant


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Former Name if Applicable

10 West 33rd Street Suite 518
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Address of Principal Executive Office (Street and Number)

New York, NY 10001
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City, State and Zip Code




                        Persons who are to respond to the collection of
                        information contained in this form are not required to
                        respond unless the form displays a currently valid OMB
SEC 1344 (05-06)        control number.

                        PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c) The accountant's statement or other exhibit required by
             Rule l2b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary for Spongetech Delivery Systems, Inc.'s (the "Company") preparation of its Annual Report on Form 10-K could not be completed due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-K. Accordingly, the Company requests additional time to compile and review all the information necessary to accurately complete the Form 10-K.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Arthur S. Marcus, Esq.            (212)             752-9700
     --------------------------------    -----------      ------------------
                  (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     Yes |X| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Both our sales and net income for the year ended May 31, 2009 increased. Sales for the year ended May 31, 2009 were approximately $50,000,000 compared to $5,633,084 for the year ended May 31, 2008. As a result, our net profits for the year ended May 31, 2009 also increased to approximately $11,000,000, compared to $1,244,455 for the year ended May 31, 2008.

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



                        SPONGETECH DELIVERY SYSTEMS, INC.
             -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 1, 2009                     By:    /s/Steven Moskowitz
                                                   -----------------------------
                                                   Steven Moskowitz
                                                   Chief Operating Officer and
                                                   Chief Financial Officer






















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